April 30, 2008

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Attention:	Gregory Dundas
Senior Counsel

Re:	BNC Bancorp
Registration Statement on Form S-3 Filed April 9, 2008 File No. 333-150160

Dear Mr. Dundas:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff) in the letter from the Staff dated April 15, 2008 (the “Staffs Letter”), concerning the BNC Bancorp (the “Company”) Form S-3 filed April 9, 2008 (File No. 333-150160) (the “Form S-3”).

For your convenience, we have listed the responses in the same order as the comments were presented in the Staff’s Letter and have repeated each comment prior to the response.

Selling Shareholder, page 5

Comment 1: Please advise the staff whether the selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if (he securities were acquired as investments.

Response 1: The selling shareholder, Synovus Financial Corp., has reported to the Company that it is not a broker-dealer but is an affiliate of a registered broker-dealer named Synovus Securities, Inc. The selling shareholder acquired its securities as an investment and not as compensation for the professional services of the broker-dealer.

Comment 2: If the selling shareholder is a registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

831 JULIAN AVENUE • P.O. BOX 1148 • THOMASVILLE, NORTH CAROLINA 27361-1148 • (336) 476-9200

Securities and Exchange Commission

Division of Corporation Finance

April 30, 2008

Response 2: This is not applicable as the selling shareholder is not a registered broker-dealer.

Comment 3: If the selling shareholder is an affiliate of a broker-dealer (but not a broker-dealer), then include disclosure indicating whether the broker-dealer affiliate:

•	purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliate is an underwriter. Please revise accordingly, or tell us why you don’t believe the broker-dealer affiliate offering shares for resale is unable to make the above representations and is not acting as an underwriter. We may have further comment.

Response 3: We understand that the Commission will regard underwriter status as a possibility if either (a) the selling shareholder has not purchased the securities to be resold in the ordinary course of business or (b) at the time of the purchase, the selling shareholder had any agreements or understanding, directly or indirectly, with any person to distribute the securities. The Company has been advised that the selling shareholder purchased the securities to be resold in the ordinary course of business and at the time of the purchase did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. We have revised the Form S-3 accordingly.

* * *

Please feel free to call the undersigned at (336) 869-9200 with any questions concerning our response to the Staff’s Letter.

Very truly yours,

/s/ David Spencer
David Spencer

cc:	Kathy Moates, Esq., Synovus Financial Corp.
Jean C. Brooks, Esq., Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.